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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Flagstar Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

337930 10 1

(CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (12-02)

CUSIP No. 337930 10 1	13 G	Page 2 of 7 Pages

1.	Names of Reporting Persons. Catherine H. Rondeau I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		3,040,730
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		3,040,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,040,730

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☑

11.	Percent of Class Represented by Amount In Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 337930 10 1	13 G	Page 3 of 7 Pages

1.	Names of Reporting Persons. Catherine H. Rondeau Trust I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)   ☐

     (b)   ☑

3.	SEC Use Only

4.	Citizenship or Place of Organization Michigan

	5.	Sole Voting Power
		0
Number of	6.	Shared Voting Power
Shares		3,040,730
Beneficially
Owned by Each	7.	Sole Dispositive Power
Reporting		0
Person
With:	8.	Shared Dispositive Power
		3,040,730

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,040,730

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount In Row (9) 5.0%

12.	Type of Reporting Person (See Instructions) OO: a trust

CUSIP NO. 337930 10 1	13G	Page 4 of 7 Pages

Item 1(a). Name of Issuer:

     Flagstar Bancorp, Inc. (the “Company”)

Item 1(b). Address of Issuer’s Principal Executive Officer:

 5151 Corporate Drive
 Troy, Michigan 48098

Item 2(a). Name of Person(s) Filing:

     This statement is filed by:

(i)	Catherine H. Rondeau, with respect to the shares of the Company’s common stock directly owned by Catherine H. Rondeau Trust (the “Trust”). Catherine H. Rondeau is the sole trustee of the Trust; and

(ii)	The Trust, with respect to the shares of the Company’s common stock directly owned by it.

Item 2(b). Address of Principal Business Office or, if None, Residence:

     The address of each of the persons filing this report is 925 Cove Drive, Leonard, Michigan 48367.

Item 2(c). Citizenship:

     Catherine H. Rondeau is a citizen of the United States of America.

     The Trust was formed under the laws of the State of Michigan.

Item 2(d). Title of Class of Securities:

     Common Stock, par value $.01 per share

Item 2(e). CUSIP Number:

     337930 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

     Not applicable.

CUSIP NO. 337930 10 1	13G	Page 5 of 7 Pages

Item 4. Ownership.

     (a)-(c) Information concerning the amount and percentage of shares of the Company’s common stock beneficially owned by each reporting person is set forth below and is based upon the number of shares of the Company’s common stock outstanding as of December 31, 2004.

									Percentage of
	Sole	Sole			Shared		Aggregate		Outstanding Shares
	Voting	Dispositive	Shared		Dispositive		Beneficial		Shares of
Reporting Person	Power	Power	Voting Power		Power		Ownership		Common Stock
Catherine H. Rondeau	0	0	3,040,730	(1)(2)	3,040,730	(1)(2)	3,040,730	(1)(2)	5.0%
Catherine H. Rondeau Trust	0	0	3,040,730		3,040,730		3,040,730		5.0%

(1) Excludes 130,861 shares (which includes options to purchase 30,329 shares exercisable within 60 days of December 31, 2003) owned solely by Catherine H. Rondeau’s husband, Robert O. Rondeau, and as to which Catherine H. Rondeau disclaims beneficial ownership pursuant to Rule 13d-4.

(2) Includes 3,040,730 shares held by the Trust of which Catherine H. Rondeau is the sole trustee.

Item 5. Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8. Identification and Classification of Members of the Group.

     Not applicable.

Item 9 Notice of Dissolution of Group.

     Not applicable.

Item 10 Certification.

     Not applicable.

CUSIP NO. 337930 10 1	13G	Page 6 of 7 Pages

SIGNATURE:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2005	/s/ Catherine H. Rondeau
Catherine H. Rondeau, individually, and as
trustee of Catherine H. Rondeau Trust

CUSIP NO. 337930 10 1	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     The undersigned acknowledges and agrees that the foregoing statement on Schedule 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledges that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 14, 2005
/s/ Catherine H. Rondeau
Catherine H. Rondeau, individually, and as
trustee of Catherine H. Rondeau Trust